Exhibit 99.1

IT IS HEREBY RESOLVED:

1. Transition of the Reporting Format of the Company In Accordance With the Provisions of the U.S. Securities Laws

It was resolved to approve the transition of the Company from the reporting format in accordance with the provisions of the Israeli Securities Law, 1968, to the reporting format in accordance with the provisions of the U.S. securities laws. Voting on the resolution are shareholders holding 4,116,149 shares of the Company.

FOR the resolution voted shareholders who hold 3,044,304 shares of the Company, representing 73.95% of the shares participating in the vote.

AGAINST the resolution voted shareholders who hold 1,062,345 shares of the Company, representing 25.81% of the shares participating in the vote.

ABSTAINED from voting were shareholders holding 10,000 shares of the Company, representing 0.24% of shares participating in the vote.

2. Approval of the Remuneration Policy of the Company under Section 267A of the Israeli Companies Law

It was resolved to approve the remuneration policy of the Company in accordance with Section 267A of the Israeli Companies Law. Voting on the resolution are shareholders holding 4,116,149 shares of the Company, of which 3,736,449 shares are held by shareholders who do not have a "personal interest" in the decision.

FOR the resolution voted shareholders who hold 3,044,304 shares of the Company, representing 79.43% of shares participating in the vote, of which voted for the resolution are shareholders who do not have a "personal interest" in the decision and who hold 2,889,820 shares of the Company, constituting 77.34% of the shares attributable to shareholders who do not have a "personal interest" in the decision.

AGAINST the resolution voted shareholders holding 846,629 shares in the Company, representing 20.57% of shares participating in the vote, of which voted against the resolution are shareholders who do not have a "personal interest" in the decision and who hold 846,629 shares of the Company, constituting 22.66% of the shares attributable to shareholders who do not have a personal interest in the decision.

No Shareholders of the Company abstained from participating in the vote on the resolution.

Due to the votes as aforesaid, all resolutions on the agenda have been approved by shareholders of the Company in accordance with the majority required under the provisions of the Israeli Companies Law, 1999, and the articles of association of the Company.